Third Quarter Report



Union Bankshares, Inc.

September 30, 2012

NASDAQ: UNB

November 8, 2012

DEAR SHAREHOLDER,

We are pleased to report the financial results for the third quarter of 2012. Total Assets at quarter end were $583 million, a 6.8% increase compared to the same period in 2011. Loans grew to $465 million, an 8.3% increase year over year. Total deposits were $505 million, a 7.1% increase compared to the third quarter of 2011. Overall we are pleased to be experiencing this level of asset and deposit growth.

Net income for the quarter was $1.98 million, a 38.8% increase compared to the third quarter of 2011. Year to date net income at September 30 was $4.65 million for 2012 as compared to $3.49 million for 2011, a 33.3% increase year over year. Earnings per share year to date are $1.04 compared to $0.78 in 2011. As we have reminded you in the past, we incurred $407 thousand in one-time pre-tax branch acquisition costs through the first three quarters of 2011 which have not recurred in 2012 and should be considered when analyzing the significant increase in earnings year over year.

The combination of the prolonged low interest rate environment, a modest resurgence in home sales, and an active team of dedicated employees is helping us generate record levels of home loans. Many of these loans are originated and subsequently sold to the secondary market to manage interest rate risk and to generate fee income. In 2012 income attributable to selling loans to the secondary market was $2.44 million compared to $990 thousand in 2011. While we are enjoying the benefit of the residential loan activity, we are also cognizant that some of this income is at risk should the environment change.

In the aftermath of the financial meltdown of 2008 and ensuing economic difficulties, there has been a movement to stiffen the regulation of financial institutions to prevent similar events in the future. Though perhaps well intentioned, the regulations promulgated and implemented to date have done little to insulate the economy from the risk taking of the very largest financial institutions, and rather have made the task of compliance very difficult for community banking companies. Of current concern is an internationally promulgated regulatory frame work known as Basel III. As originally proposed, Basel III was to apply to the largest, "Systemically Important Financial Institutions" in the United States. However, the proposals from our primary Federal regulators indicate that Basel III may apply to most banks and bank holding companies, including community banks such as Union. As proposed, Basel III redefines regulatory capital, requires higher levels of capital to be considered "well capitalized" and substantially changes the manner in which assets are risk weighted to calculate regulatory capital. Potentially, Basel III implementation could pose challenges to community

continued

banks by restricting growth and by imposing additional data reporting requirements, which would increase overhead expenses for us. We are closely monitoring Basel III so that we may determine what affect it may have on our company, if any.

On a positive note, our region enjoyed glorious summer weather and spectacular fall colors, and the regional travel and tourism industry had reasonably good financial results. We are now looking forward to a winter that brings us much snow accompanied by the tourism dollars on which our communities depend.

Enclosed is your dividend check or advice of deposit representing a dividend of $0.25 per share issued to shareholders of record October 27, 2012 and payable November 8, 2012.

Sincerely,

Kenneth D. Gibbons
Chairman

David S. Silverman
President & CEO

UNION BANK OFFICES

(ATMS AT ALL BRANCH LOCATIONS)

VERMONT

DANVILLE
421 Route 2 East
802-684-2211

FAIRFAX
Jct. Rtes. 104&128
802-849-2600

HARDWICK
103 VT Rte. 15
802-472-8100

JEFFERSONVILLE
44 Main St.
802-644-6600

JOHNSON
198 Lower Main St.
802-635-6600

LYNDONVILLE
183 Depot St.
802-626-3100

MORRISVILLE
20 Lower Main St.
802-888-6600

65 Northgate Plaza
Route 100
802-888-6860

ST. ALBANS
15 Mapleville Depot
802-524-9000

ST. JOHNSBURY
364 Railroad St.
802-748-3131

325 Portland St.
802-748-3121

Green Mtn. Mall
1998 Memorial Dr.
802-748-2454

S. BURLINGTON
Loan Center
30 Kimball Ave.
802-865-1000

STOWE
47 Park St.
802-253-6600

NEW HAMPSHIRE

GROVETON
3 State Street
603-636-1611

LITTLETON
263 Dells Road
603-444-7136

76 Main Street
603-444-5321

N. WOODSTOCK
155 Main Street
603-745-2488

ABOUT UNION BANKSHARES

Union Bankshares, Inc. operates as the holding company for Union Bank, which provides commercial, retail and municipal banking services and asset management services throughout northern Vermont and northwestern New Hampshire. Union Bank was founded in 1891 in Morrisville, Vermont, where the Bank's and its holding company's headquarters are located. Union Bank has recently grown through acquisition and operates 17 banking offices, a loan center and 34 ATMs.

Union Bank is committed to the communities it serves, and encourages employee participation in community events and charitable services. The asset base of over $583 million provides the financial strength to successfully serve its constituents.

Union Bank has scored an "Outstanding" rating on all Community Reinvestment Act examinations since 1995 and has been an SBA "Preferred Lender" since 1987.

SHAREHOLDER ASSISTANCE AND INVESTOR INFORMATION

If you need assistance with a change in registration of certificates, combining your certificates into one, reporting lost certificates, non-receipt or loss of dividend checks, assistance regarding direct deposit of dividends, information about the Company, or to receive copies of financial reports, please contact JoAnn Tallman, Assistant Secretary at 802-888-6600 or contact our Transfer Agent at the address and phone number listed below:

Transfer Agent:	Registrar & Transfer Company Attn: Stock Transfer Department 10 Commerce Drive Cranford, NJ 07016
	Phone: 800-368-5948 Fax: 908-497-2318 E-mail: info@rtco.com

NASDAQ Stock Market

Ticker Symbol:	UNB
Corporate Name:	Union Bankshares, Inc.
Corporate Address:	20 Lower Main Street PO Box 667 Morrisville, VT 05661-0667
Investor Relations:	www.UnionBankVT.com

Union Bankshares, Inc.

Third Quarter Financial Report

DIRECTORS – UNION BANKSHARES, INC.

Kenneth D. Gibbons—Chairman
Cynthia D. Borck
Steven J. Bourgeois
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet
Neil J. Van Dyke

DIRECTORS – UNION BANK

Kenneth D. Gibbons—Chairman
Cynthia D. Borck
Steven J. Bourgeois
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet
Neil J. Van Dyke

OFFICERS – UNION BANKSHARES, INC.

Kenneth D. Gibbons—Chairman
David S. Silverman—President & CEO
Marsha A. Mongeon—Vice President/Treasurer/CFO
John H. Steel—Secretary
JoAnn A. Tallman—Assistant Secretary

REGIONAL ADVISORY BOARDS

NORTHERN NEW HAMPSHIRE

Joel S. Bourassa
Stanley T. Fillion
Schuyler W. Sweet
Norrine A. Williams

ST. ALBANS

Steven J. Bourgeois
Coleen K. Kohaut
Daniel J. Luneau
Samuel H. Ruggiano

ST. JOHNSBURY

Dwight A. Davis
Rosemary H. Gingue
Justin P. Lavely
Nancy J. Poulos

ALL: David S. Silverman

OFFICERS – UNION BANK

William J. Andreas—Vice President	Littleton
Tracy Pierce Ash—Assistant Treasurer	Littleton
Rhonda L. Bennett—Vice President	Morrisville
Jessica L. Bunnell—Residential Loan Officer	St. Johnsbury
Stacey L.B. Chase—Assistant Treasurer	Morrisville
Barbara J. Churchill—Assistant Treasurer	Morrisville
Everett C. Comstock—Assistant Treasurer	Morrisville
Jeffrey G. Coslett—Senior Vice President	Morrisville
John Currier—Assistant Vice President	Groveton
Michael C. Curtis—Vice President	St. Albans
Jennifer Degree—Assistant Treasurer	Morrisville
Jessica Eastman—Assistant Treasurer	So. Burlington
Peter J. Eley—SVP, Managing Trust Officer	Morrisville
Don D. Goodhue—Vice President	Morrisville
Melissa A. Greene—Assistant Vice President	Hardwick
Paul E. Grogan—Facilities Officer	Morrisville
Karyn J. Hale—Vice President	Morrisville
Claire A. Hindes—Vice President	Morrisville
Robert D. Hofmann—Senior Vice President	Morrisville
Patricia N. Hogan—Vice President	Morrisville
Tracey D. Holbrook—Regional Vice President	St. Johnsbury
Lura L. Jacques—Asst. VP, Trust Officer	St. Albans
Lynne P. Jewett—Assistant Vice President	Morrisville
Stephen H. Kendall—Senior Vice President	Morrisville
Susan F. Lassiter—Vice President	Jeffersonville
Christine S. Latulip—Regional Vice President	Littleton
Edward L. Levite—Senior Loan Originator	So. Burlington
Virginia M. Locke—Assistant Vice President	Littleton
Carrie R. Locklin—Assistant Vice President	Morrisville
Robyn A. Masi—Vice President	Stowe
Sherrie A. Menard—Assistant Vice President	Morrisville
Marsha A. Mongeon—Sr. Vice President, CFO	Morrisville
Karen Carlson Noyes—Vice President	Morrisville
Barbara A. Olden—Vice President	St. Johnsbury
Deborah J. Partlow—Asst. VP, Sr. Trust Officer	Morrisville
Bradley S. Prior—Assistant Treasurer	Morrisville
Craig S. Provost—Vice President	Stowe
Robert J. Richardson—Vice President	Morrisville
Lesley S. Russ—Assistant Treasurer	Morrisville
David S. Silverman—President & CEO	Morrisville
Judy R. Smith—Vice President	St. Albans
John H. Steel—Secretary	Morrisville
Curtis C. Swan—Assistant Vice President	Fairfax
JoAnn A. Tallman—Assistant Secretary	Morrisville
Francis E. Welch—Assistant Vice President	Morrisville
Martha J. Wilkins—Assistant Treasurer	Lyndonville
Lorraine G. Willett—Assistant Vice President	Morrisville

CONSOLIDATED BALANCE SHEETS (unaudited, in thousands)

ASSETS	September 30, 2012	September 30, 2011
Cash and due from banks	$4,207	$5,133
Federal funds sold & overnight deposits	30,873	25,425
Interest bearing deposits in banks	19,634	20,194
Investment securities	35,057	41,266
Loans held for sale	15,318	4,242
Loans, net	449,341	424,822
Reserve for loan losses	(4,556)	(4,186)
Premises and equipment, net	10,328	8,952
Other real estate owned, net	1,451	658
Accrued interest & other assets	21,262	19,284
Total Assets	**$582,915**	**$545,790**
LIABILITIES & SHAREHOLDERS' EQUITY		
Noninterest bearing deposits	$79,244	$75,528
Interest bearing deposits	277,504	239,296
Time deposits	148,068	156,701
Borrowed funds	25,756	26,017
Accrued interest & other liabilities	10,223	5,653
Common stock	9,848	9,847
Additional paid-in capital	293	272
Retained earnings	39,688	37,766
Accumulated other comprehensive loss	(3,873)	(1,467)
Treasury stock at cost	(3,836)	(3,823)
Total Liabilities & Shareholders' Equity	**$582,915**	**$545,790**

Standby letters of credit were $2,006,000 and $1,719,000 at September 30, 2012 and 2011, respectively.

CONSOLIDATED STATEMENTS OF INCOME (unaudited, in thousands)

	Sept. 30, 2012 (3 months ended)	Sept. 30, 2011 (3 months ended)	Sept. 30, 2012 (9 months ended)	Sept. 30, 2011 (9 months ended)
Interest income	$6,355	$6,118	$18,736	$17,350
Interest expense	815	1,016	2,578	2,979
Net interest income	**5,540**	**5,102**	**16,158**	**14,371**
Provision for loan losses	150	150	510	450
Net interest income after provision for loan losses	**5,390**	**4,952**	**15,648**	**13,921**
Trust income	154	132	460	403
Noninterest income	2,734	1,880	6,499	4,657
Noninterest expenses:				
Salaries & wages	2,235	2,100	6,704	5,722
Pension & employee benefits	968	790	3,083	2,386
Occupancy expense, net	252	276	881	827
Equipment expense	396	319	1,082	882
Other expenses	1,894	1,660	5,099	4,917
Total	5,745	5,145	16,849	14,734
Income before taxes	**2,533**	**1,819**	**5,758**	**4,247**
Income tax expense	552	392	1,112	761
Net income	**$1,981**	**$1,427**	**$4,646**	**$3,486**
Earnings per share	**$0.44**	**$0.32**	**$1.04**	**$0.78**
Book value per share			**$9.45**	**$9.56**